UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Cobalt International Energy, Inc.

(Name of Issuer)

Shares of Common Stock, $0.01 par value per share

(Title of Class of Securities)

19075F 106

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19075F 106

1	NAMES OF REPORTING PERSONS William E. Macaulay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 52,384,345
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 52,384,345
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,384,345
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.8%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Based on the 410,635,097 Shares that were issued and outstanding as of December 31, 2012, as reported in the Issuer’s Prospectus Supplement dated January 15, 2013 filed with the U.S. Securities and Exchange Commission on January 17, 2013.

CUSIP No. 19075F 106

1	NAMES OF REPORTING PERSONS First Reserve GP XI, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 52,384,345
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 52,384,345
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,384,345
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.8%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Based on the 410,635,097 Shares that were issued and outstanding as of December 31, 2012, as reported in the Issuer’s Prospectus Supplement dated January 15, 2013 filed with the U.S. Securities and Exchange Commission on January 17, 2013.

CUSIP No. 19075F 106

1	NAMES OF REPORTING PERSONS First Reserve GP XI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 52,384,345
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 52,384,345
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,384,345
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.8%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Based on the 410,635,097 Shares that were issued and outstanding as of December 31, 2012, as reported in the Issuer’s Prospectus Supplement dated January 15, 2013 filed with the U.S. Securities and Exchange Commission on January 17, 2013.

CUSIP No. 19075F 106

1	NAMES OF REPORTING PERSONS First Reserve Fund XI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 39,262,817
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 39,262,817
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,262,817
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.6%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Based on the 410,635,097 Shares that were issued and outstanding as of December 31, 2012, as reported in the Issuer’s Prospectus Supplement dated January 15, 2013 filed with the U.S. Securities and Exchange Commission on January 17, 2013.

CUSIP No. 19075F 106

1	NAMES OF REPORTING PERSONS FR XI Onshore AIV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,121,528
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,121,528
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,121,528
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.2%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Based on the 410,635,097 Shares that were issued and outstanding as of December 31, 2012, as reported in the Issuer’s Prospectus Supplement dated January 15, 2013 filed with the U.S. Securities and Exchange Commission on January 17, 2013.

Item 1.

(a)	Name of Issuer: Cobalt International Energy, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

Cobalt Center, 920 Memorial City Way, Suite 100, Houston, Texas 77024

Item 2.

(a)	Name of Person Filing

This Schedule 13G is filed on behalf of each of the following entities (collectively, the “Reporting Persons”):

William E. Macaulay

First Reserve GP XI, Inc.

First Reserve GP XI, L.P.

First Reserve Fund XI, L.P.

FR XI Onshore AIV, L.P.

First Reserve Fund XI, L.P. (“Fund XI”) and FR XI Onshore AIV, L.P. (“Onshore AIV”) each directly holds the Shares listed under its respective name in Item 4 below. First Reserve GP XI, L.P. (“GP XI”) is the general partner of Fund XI and Onshore AIV, and First Reserve GP XI, Inc (“GP XI Inc.”) is the general partner of GP XI. Mr. Macaulay is a director of GP XI Inc. and has the right to appoint a majority of the board of directors of GP XI Inc. In such capacities, each of Mr. Macaulay, GP XI and GP XI Inc. may be deemed to share beneficial ownership of the Shares of the Issuer held by Fund XI and Onshore AIV.

(b)	Address of Principal Business Office or, if none, Residence

One Lafayette Place, Third Floor, Greenwich, Connecticut 06830

(c)	Citizenship

Delaware — GP XI Inc., GP XI, Fund XI and Onshore AIV United States —William E. Macaulay

(d)	Title of Class of Securities

Shares of Common Stock, $0.01 par value per share (“Shares”)

(e)	CUSIP Number

19075F 106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

As of the date hereof, the following Shares were beneficially owned by the Reporting Persons (all percentages of Shares reported in this statement on Amendment No. 3 to Schedule 13G (the “Schedule 13G”) have been calculated based on the Shares outstanding as of December 31, 2012, as reported in the Issuer’s Prospectus Supplement dated January 15, 2013 filed with the U.S. Securities and Exchange Commission on January 17, 2013). As of December 31, 2012, Fund XI directly held 46,757,960 Shares and Onshore AIV directly held 15,626,385 Shares.

William E. Macaulay	Amount beneficially owned: Percent of class: Sole voting power: Shared voting power: Sole dispositive power: Shared dispositive power:	52,384,345 12.8 0 52,384,345 0 52,384,345%
First Reserve GP XI, Inc.	Amount beneficially owned: Percent of class: Sole voting power: Shared voting power: Sole dispositive power: Shared dispositive power:	52,384,345 12.8 0 52,384,345 0 52,384,345%
First Reserve GP XI, L.P.	Amount beneficially owned: Percent of class: Sole voting power: Shared voting power: Sole dispositive power: Shared dispositive power:	52,384,345 12.8 0 52,384,345 0 52,384,345%
First Reserve Fund XI, L.P.	Amount beneficially owned: Percent of class: Sole voting power: Shared voting power: Sole dispositive power: Shared dispositive power:	39,262,817 9.6 0 39,262,817 0 39,262,817%
FR XI Onshore AIV, L.P.	Amount beneficially owned: Percent of class: Sole voting power: Shared voting power: Sole dispositive power: Shared dispositive power:	13,121,528 3.2 0 13,121,528 0 13,121,528%

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Each of Fund XI and Onshore AIV is a party to (a) a Stockholders Agreement, dated as of December 15, 2009 (the “Stockholders Agreement”), by and among the Issuer, funds affiliated with Goldman, Sachs & Co., funds affiliated with Riverstone Holdings LLC and The Carlyle Group, and funds associated with KERN Partners Ltd. (collectively, the “Other Stockholders”) and (b) a Tag-Along Agreement, dated as of December 15, 2009 (the “Tag-Along Agreement”), by and among Fund XI, Onshore AIV and the Other Stockholders (or affiliates thereof).

The Stockholders Agreement provides that the funds affiliated with each of Goldman, Sachs & Co., First Reserve, and Riverstone Holdings LLC/the Carlyle Group will each have the right to designate up to two of the Company’s directors and the funds associated with KERN Partners Ltd. will have the right to designate one of the Company’s directors. The Stockholders Agreement requires the parties thereto to vote their Shares for directors that are designated in accordance with the provisions of the Stockholders Agreement. The Stockholders Agreement also contains certain transfer restrictions with respect to the Shares owned by the parties thereto. The Tag-Along Agreement contains certain provisions relating to tag-along rights among the parties thereto.

The aggregate number of Shares beneficially owned collectively by the Reporting Persons, the Other Stockholders and related entities, based on available information, is 175,239,994, which represents approximately 42.7% of the outstanding Shares, which percentage was calculated as set forth in Item 4.

The share ownership reported for the Reporting Persons herein does not include any Shares owned by the other parties to the Stockholders Agreement and the Tag-Along Agreement or related entities, except to the extent reported in this Schedule 13G. Each Reporting Person may be deemed to be a member of a “group” for purposes of the Securities Exchange Act of 1934, as amended, with the other parties to the Stockholders Agreement and the Tag-Along Agreement. Each Reporting Person disclaims beneficial ownership of any Shares owned by the other parties to the Stockholders Agreement and the Tag-Along Agreement or related entities, except to the extent reported in this Schedule 13G. This Schedule 13G shall not be deemed to be an admission that any Reporting Person is a member of a “group” with the other parties to the Stockholders Agreement and the Tag-Along Agreement with respect to beneficial ownership of any securities reported herein or any Shares owned by the Other Stockholders or related entities for any purpose.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2013

WILLIAM E. MACAULAY

By:	/s/ Anne E. Gold
Name: Anne E. Gold, Attorney-in-Fact

FIRST RESERVE GP XI, INC.

By:	/s/ Anne E. Gold
Name: Anne E. Gold
Title: Chief Compliance Officer, Secretary & Assistant Treasurer

FIRST RESERVE GP XI, L.P.

By:	First Reserve GP XI, Inc., its general partner

By:	/s/ Anne E. Gold
Name: Anne E. Gold
Title: Chief Compliance Officer, Secretary & Assistant Treasurer

FIRST RESERVE FUND XI, L.P.

By:	First Reserve GP XI, L.P., its general partner

By:	First Reserve GP XI, Inc., its general partner

By:	/s/ Anne E. Gold
Name: Anne E. Gold
Title: Chief Compliance Officer, Secretary & Assistant Treasurer

FR XI ONSHORE AIV, L.P.

By:	First Reserve GP XI, L.P., its general partner

By:	First Reserve GP XI, Inc., its general partner

By:	/s/ Anne E. Gold
Name: Anne E. Gold
Title: Chief Compliance Officer, Secretary & Assistant Treasurer

EXHIBIT INDEX

Exhibit 1 — Joint Filing Agreement dated February 4, 2011 among the Reporting Persons (previously filed as Exhibit 1 to Amendment No.1 to Schedule 13G, filed by the Reporting Persons with the U.S. Securities and Exchange Commission on February 7, 2011, and incorporated by reference herein).

Exhibit 2 — Power of Attorney of William E. Macaulay dated February 1, 2007 (previously filed with the Form 4 for William E. Macaulay filed with the U.S. Securities and Exchange Commission on February 6, 2007 (Commission File Number: 001-32586), and incorporated by reference herein).

Page 11 of 11 pages